                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              The Brazil Fund, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    105759104
                                    ---------
                                 (CUSIP Number)

                              Bruno Sangle-Ferriere
                             Carrousel Capital Ltd.
                              203-205 Brompton Road
                                 London SW3 1LA

                                +44 20 7823 7044

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 22, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                               Page 2 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carrousel Fund Ltd.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]     (b)[ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
----------------------- ----- --------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               0
        SHARES          ----- --------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY               484,600
         EACH           ----- --------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON WITH              0
                        ----- --------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              484,600
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         484,600
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.98%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IV*
-------- -----------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                               Page 3 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Carrousel Fund II Limited
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]     (b)[ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
----------------------- ----- --------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               0
        SHARES          ----- --------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY               485,400
         EACH           ----- --------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON WITH              0
                        ----- --------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              485,400
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         485,400
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
------- ------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.99%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IV*
-------- -----------------------------------------------------------------------

* Not registered under the Investment Company Act of 1940

                                                               Page 4 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Carrousel Capital Ltd.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]    (b) [ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom
----------------------- ----- --------------------------------------------------
                        7     SOLE VOTING POWER
                              0
      NUMBER OF         ----- --------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY             1,583,385
       OWNED BY         ----- --------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING               0
     PERSON WITH        ----- --------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              1,583,385
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,583,385
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.75%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO; IA*
-------- -----------------------------------------------------------------------

* Not registered under the Investment Advisers Act of 1940.

                                                               Page 5 of 7 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 105759104

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bruno Sangle-Ferriere
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]    (b) [ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         France
----------------------- ----- --------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               0
        SHARES          ----- --------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY               1,583,385
         EACH           ----- --------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON WITH              0
                        ----- --------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              1,583,385
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,583,385
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.75%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------- -----------------------------------------------------------------------

                                                               Page 6 of 7 Pages

This Amendment No. 5 to the Statement on Schedule 13D amends Items 4 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange
Commission on April 5, 2004 and amended by Amendment No. 1 filed on May 7, 2004
(and filed on May 26, 2004 under the proper form type), Amendment No. 2 filed on
May 26, 2004, Amendment No. 3 filed on September 27, 2004 and Amendment No. 4 filed on October 24, 2004 by The Carrousel Fund Ltd. ("Carrousel Fund I"), The
Carrousel Fund II Limited ("Carrousel Fund II"), Carrousel Capital Ltd.
("Carrousel"), and Bruno Sangle-Ferriere ("Sangle-Ferriere" and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the "Reporting
Persons") with respect to the shares of common stock, $0.01 par value per share
(the "Common Stock"), of The Brazil Fund, Inc., a Maryland corporation (the
"Fund").

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following:

On December 22, 2004, Carrousel sent a letter to the Board of Directors of the
Fund (the Board"). In the letter, Carrousel expressed its views with respect to the Fund's December 15, 2004 press release. The foregoing description of the letter is not intended to be complete and it is qualified in its entirety by the complete text of the letter, which is filed as Exhibit A hereto and is incorporated herein by reference.

Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following:

Exhibit A. Letter, dated December 22, 2004, from Carrousel to the Chairman of the Board of Directors of the Fund.

                                                               Page 7 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2004

                                           THE CARROUSEL FUND LTD.

                                           By: /s/ Bruno Sangle-Ferriere
                                               ---------------------------------
                                                Name:   Bruno Sangle-Ferriere
                                                Title:  Attorney-in-fact

                                           THE CARROUSEL FUND II LIMITED

                                           By: /s/ Bruno Sangle-Ferriere
                                               ---------------------------------
                                                Name:   Bruno Sangle-Ferriere
                                                Title:  Attorney-in-fact

                                           CARROUSEL CAPITAL LTD.

                                           By: /s/ Bruno Sangle-Ferriere
                                                Name:   Bruno Sangle-Ferriere
                                               ---------------------------------
                                                Title:  Director

                                                /s/ Bruno Sangle-Ferriere
                                               ---------------------------------
                                                Bruno Sangle-Ferriere

                              CARROUSEL CAPITAL LTD
                              203-205 Brompton Road
                                 London SW3 1LA
                         Tel: 44 20 7823 7044 Fax: 44 20
                                    7591 3829

                                                          December 22, 2004

Board of Directors
The Brazil Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, NY 10154

Attn:  Robert Callander, Chairman

Dear Mr. Callander:

         We are writing to you, as Chairman of the Board of the Brazil Fund,
Inc. (the "Fund"), to express our views with respect to the Fund's recent press release. The Fund has announced Board approval of an in-kind tender offer for
50% of the Fund's outstanding shares at 98% of net asset value ("NAV"). The
Board has also approved additional steps to manage the discount to NAV in the future through smaller in-kind offers over the next three years. We understand that the tender offers are subject to regulatory approval and certain other conditions. Finally, the Board announced a reduction in the fees paid to
Deutsche Investment Management Americas Inc. ("DeIM"), the Fund's investment manager.

         In our proxy campaign with respect to the Fund's most recent annual meeting, we advocated a meaningful repurchase plan, discount management and improved corporate governance. We are encouraged by the Board's actions which we believe are responsive to the wishes of the Fund's stockholders. We support the measures announced by the Board and the continued viability of the Fund as a closed-end vehicle.

         In our proxy campaign we also urged the Fund's stockholders to withhold their votes from the Fund's nominees to the Board. A majority of the votes that were cast were voted as we recommended. The stockholders of The Korea Fund,
Inc., at that fund's most recent annual meeting, voted to elect two directors who were nominated by a stockholder and who were neither affiliated with that stockholder or DeIM nor did they serve on the board of any other fund managed by
DeIM. At the times of their respective annual meetings, the composition of the

Board of Directors
The Brazil Fund, Inc.
December 22, 2004

boards of directors of the Fund and The Korea Fund was the same. We believe that five directors (representing the last two director classes) are to be elected at the Fund's 2005 annual meeting. We believe that it would be in the best interest of the Fund and its stockholders for the Board to nominate at least one full class consisting only of qualified future new board members who are not affiliated either with DeIM or other DeIM managed funds. As you consider nominations, we are hopeful that you will keep our views in mind. We would be happy to consult with you about such nominations.

         We look forward to the Fund's implementation of its announced program and to continued improved communication between the Board and the Fund's stockholders.

                                              Very truly yours,

                                              /s/ Bruno Sangle-Ferriere
                                              Bruno Sangle-Ferriere